                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934


                                (AMENDMENT NO. 2)


                                    AXT, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00246W103
                      -------------------------------------
                                 (CUSIP Number)


            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]  Rule 13d-1(b)

            [ ]  Rule 13d-1(c)

            [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.  00246W103
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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above person (entities only)

        Morris S. Young, as Trustee of the Young Family Trust and General Partner of the Morris S. Young Family Ltd. Partnership
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)  [X]
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3.      SEC Use
        Only
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4.      Citizenship or Place of Organization
        United States
--------------------------------------------------------------------------------
                 5.  Sole Voting Power
Number of            137,875(1)
Shares Bene-     ---------------------------------------------------------------
ficially         6.  Shared Voting Power
Owned by Each        1,795,271(2)
Reporting        ---------------------------------------------------------------
Person With:     7.  Sole Dispositive Power
                     137,875(1)
                 ---------------------------------------------------------------
                 8.  Shared Dispositive Power
                     1,795,271(2)
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,933,146
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10.     Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
        [X] (3)
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row
        8.6%
--------------------------------------------------------------------------------
12.     Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------





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CUSIP No.  00246W103
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above person (entities only)

        Vicke I. Young, as trustee of the Young Family Trust and General Partner of the Morris S. Young Family Ltd. Partnership
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use
        Only
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
        United States
--------------------------------------------------------------------------------
                 5.  Sole Voting Power
Number of            -0-
Shares Bene-     ---------------------------------------------------------------
ficially         6.  Shared Voting Power
Owned by Each        1,815,271(4)
Reporting        ---------------------------------------------------------------
Person With:     7.  Sole Dispositive Power
                     -0-
                 ---------------------------------------------------------------
                 8.  Shared Dispositive Power
                     1,815,271(4)
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,815,271
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row
        8.1%
--------------------------------------------------------------------------------
12.     Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------


(1) Shares held in name of Morris S. Young, as an individual, and includes 41,667 options that may be exercised within 60 days of December 31, 2001.

(2) Shares held in name of Young Family Trust, Young Family Limited Partnership and Mr. Young's minor children.

(3) 20,000 shares held jointly by George Lin, Dr. Young's father-in-law, and Vicke Young, Dr. Young's spouse.

(4) Shares held in name of Young Family Trust, Young Family Limited Partnership, Ms. Young's minor children, and jointly with George Lin, Ms. Young's father.




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ITEM 1(a)      NAME OF ISSUER:

               AXT, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               4281 Technology Drive, Fremont, CA 94538

ITEM 2(a)      NAME OF PERSON FILING:

               Morris S. Young & Vicke I. Young, each in his/her capacity as Trustee of the Young Family Trust and as General Partner of the Morris S. Young Family Ltd. Partnership

ITEMS 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               Morris S. Young                Vicke I. Young
               4281 Technology Drive          4281 Technology Drive
               Fremont, CA  94538             Fremont, CA  94538

ITEM 2(c)      CITIZENSHIP:

               Morris S. Young:  United States

               Vicke I. Young:   United States

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.001

ITEM 2(e)      CUSIP NUMBER:

               00246W103

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable.




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ITEM 4     OWNERSHIP:

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           Morris S. Young:

           (a) Amount beneficially owned:                           1,933,146

           (b) Percent of class:                                          8.6%

           (c) Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote         137,875(1)

               (ii)  Shared power to vote or to direct the vote     1,795,271(2)

               (iii) Sole power to dispose or to direct the
                     disposition of                                   137,875(1)

               (vi)  Shared power to dispose or to direct the
                     disposition of                                 1,795,271(2)

           Vicke I. Young:

           (d) Amount beneficially owned:                           1,815,271

           (e) Percent of class:                                          8.1%

           (f) Number of shares as to which the person has:

               (v)    Sole power to vote or to direct the vote         -0-

               (vi)   Shared power to vote or to direct
                      the vote                                      1,815,271(3)

               (vii)  Sole power to dispose or to direct the
                      disposition of                                   -0-

               (vii)  Shared power to dispose or to direct the
                      disposition of                                1,815,271(3)

(1) Shares held in name of Morris S. Young, as an individual, and includes 41,667 options that may be exercised within 60 days of December 31, 2001.

(2) Shares held in name of Young Family Trust, Young Family Limited Partnership and Dr. Young's minor children.

(3) Shares held in name of Young Family Trust, Young Family Limited Partnership, Ms. Young's minor children and jointly with George Lin, Ms. Young's father.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable.

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:

            Not Applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.




                                  Page 5 of 8
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ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable.

ITEM 10     CERTIFICATION:

            Not Applicable.





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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2002



                                             /s/ Morris S. Young
                                             -----------------------------------
                                             Morris S. Young


                                             /s/ Vicke I. Young
                                             -----------------------------------
                                             Vicke I. Young

        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)





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                                    EXHIBIT A
                             JOINT FILING AGREEMENT


        WHEREAS, the statement on Schedule 13G to which this agreement is an exhibit (the "Joint Statement") is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

        WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of both Reporting Persons rather than individual statements on Schedule 13G on behalf of each of the Reporting Persons;

        NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

        1. Each of the Reporting Persons is individually eligible to use the Joint Statement.

        2. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

        3. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in the Joint Statement.

        4. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such person knows or has reason to believe that such information is inaccurate.

        5. The undersigned agree that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

        Date: February 13, 2002



                                             /s/ Morris S. Young
                                             -----------------------------------
                                             Morris S. Young


                                             /s/ Vicke I. Young
                                             -----------------------------------
                                             Vicke I. Young




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